02047635

1- 149 451

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

GTR GROUP INC.
PROXY FOR COMMON SHARES
SOLICITED BY MANAGEMENT

This proxy is solicited by management in conjunction with the annual and a special meeting of shareholders of GTR Group Inc. (the "Corporation") to be held at The Toronto Stock Exchange Conference Center, 130 King Street West, Toronto, Ontario, on September 5, 2001, at 10:30 a.m. (Toronto time) (the "Meeting"). A shareholder has the right to appoint as his proxy a person (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of the Corporation hereby appoints Morris Perlis, President and Chief Executive Officer of the Corporation, or, failing him, Geofrey Myers, Secretary of the Corporation, or instead of either of them, ______________________ as proxy of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof. The undersigned hereby undertakes to ratify and confirm all the said proxy may do by virtue hereof, and hereby revokes any proxy previously given. **Without limiting the general authorization and power hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. If no choice is specified, the proxy shall vote in favour of the items of business as set forth in the Notice of Meeting, and without limiting the generality of the foregoing, as follows:**

1. VOTE FOR ☐ OR WITHHOLD FROM VOTING ON ☐ (or if no specification is made, vote for) the election of the directors referenced in the accompanying Management Proxy Circular;

2. VOTE FOR ☐ OR WITHHOLD FROM VOTING ON ☐ (or if no specification is made, vote for) the re-appointment of KPMG LLP as the auditor of the Corporation and authorization of the directors to fix the auditor's remuneration;

3. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, for) the approval of the special resolution set forth in Schedule "A" to the Management Proxy Circular authorizing the change of the name of the Corporation to Mad Catz Interactive, Inc.;

4. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, for) the approval of the ordinary resolution set forth in Schedule "B" to the Management Proxy Circular amending the Corporation's incentive stock option plan (the "Option Plan") to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Option Plan from 4,000,000 to 6,000,000 common shares; and

5. VOTE FOR ☐ OR AGAINST ☐ (or if no specification is made, for) the approval of the ordinary resolution set forth in Schedule "C" to the Management Proxy Circular adjusting the exercise price of an aggregate of 912,000 options to acquire common shares of the Corporation to $0.84 per share.

DATED the ______ day of ____________ 2001.

____
Signature of Common Shareholder

NOTES:

1. Please sign exactly as your name appears on your share certificate and return this Proxy at once, using the return envelope enclosed.

2. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

3. If this Proxy is not dated in the above space it is deemed to bear the date on which it was mailed by the Corporation.

4. If this Proxy is executed by a corporation, such execution must be under its corporate seal or by an officer or attorney thereof duly authorized.

5. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any further matters properly come before the Meeting, this Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the Proxy at the Meeting.

GTR GROUP INC.
8 KENVIEW BLVD.
BRAMPTON, ONTARIO
L6T 5E4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and a special meeting (the "Meeting") of shareholders of GTR Group Inc. (the "Corporation") will be held at The Toronto Stock Exchange Conference Center, 130 King Street West, Toronto, Ontario, on September 5, 2001 at 10:30 a.m. (Toronto time) for the following purposes:

1. to receive the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the financial years ended March 31, 2001 and March 31, 2000, and the auditor's report thereon;

2. to elect five directors;

3. to re-appoint KPMG LLP as the auditor of the Corporation and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve, with or without variation, as a special resolution of the Corporation, a resolution, the text of which is set forth in Schedule "A" to the Management Proxy Circular accompanying this notice and incorporated herein by reference, authorizing the change of the name of the Corporation to Mad Catz Interactive, Inc.;

5. to consider and, if deemed appropriate, to approve, with or without variation, as an ordinary resolution of the Corporation, a resolution, the text of which is set forth in Schedule "B" to the Management Proxy Circular accompanying this notice and incorporated herein by reference, amending the Corporation's incentive stock option plan (the "Option Plan") to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Option Plan from 4,000,000 to 6,000,000 common shares;

6. to consider and, if deemed appropriate, to approve, with or without variation, as an ordinary resolution of the Corporation, a resolution, the text of which is set forth in Schedule "C" to the Management Proxy Circular accompanying this notice and incorporated herein by reference, adjusting the exercise price of an aggregate of 912,000 options to acquire common shares of the Corporation held by employees of Mad Catz, Inc., a subsidiary of the Corporation, to $0.84 per share; and

7. to transact such further or other business as may properly come before the Meeting or any adjournment(s) thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular which accompanies this notice.

DATED at Toronto, Ontario, Canada, this 20th day of July, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Morris Perlis"

Morris Perlis
President and Chief Executive Officer

NOTES:

1. A Management Proxy Circular and a Proxy for holders of common shares of the Corporation accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of Proxy the manner in which the shares represented thereby are to be voted and to sign, date and return same in accordance with the instructions set out in the form of Proxy and the Management Proxy Circular.

2. As provided in the *Canada Business Corporations Act*, the directors have fixed a record date of August 1, 2001. Accordingly, shareholders registered on the books of the Corporation at the close of business on August 1, 2001 are entitled to notice of the Meeting.

3. **If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return these materials in accordance with the instructions.**

GTR GROUP INC.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES AS OF JULY 20, 2001 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 5, 2001

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with solicitation of proxies by the management of GTR Group Inc. (the "Corporation") for use at the annual and a special meeting of shareholders of the Corporation (the "Meeting") to be held at The Toronto Stock Exchange Conference Center, 130 King Street West, Toronto, Ontario at 10:30 o'clock in the morning, Toronto time, on September 5, 2001 for the purposes set out in the accompanying Notice of Meeting, and at any adjournment(s) thereof. Shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date and return the accompanying form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1 in time for use at the Meeting. An addressed envelope, with the postage prepaid, accompanies this Management Proxy Circular and may be used for such purpose. The cost of solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, however, the directors, officers and employees of the Corporation may also solicit proxies by advertisement, by telephone, by facsimile, through the Corporation's transfer agent, Computershare Trust Company of Canada, or in person. The Corporation will, upon request, reimburse broker-dealers, banks, custodians, nominees and other fiduciaries for their reasonable expenses incurred in forwarding proxy material to beneficial owners of the Corporation's shares. Unless otherwise indicated, the information contained herein is given as of July 20, 2001.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are officers of the Corporation and shall represent management at the Meeting. **A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so** either by inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy and in either case by delivering, at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof, the completed form of proxy addressed to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, or to the Chairman or the Secretary of the Meeting at the beginning of the Meeting or any adjournment(s) thereof.

REVOCATION OF PROXIES

A proxy may be revoked by a shareholder (or if the shareholder is a corporation, by a duly authorized officer or attorney thereof):

(a) by attending the Meeting in person and personally voting the shares represented by the proxy; or

(b) by signing another form of proxy bearing a later date and depositing it with the Secretary of the Corporation; or

(c) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by signing a written notice of revocation and delivering it to the Chairman or the Secretary of the Meeting; or

(d) in addition to any other manner permitted by law, by depositing an instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing with the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or an adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXYHOLDER

The common shares represented by the accompanying form of proxy will be voted or withheld from voting or voted for or against on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy and if such shareholder specifies a choice with respect to any matter to be acted on at the Meeting, the common shares will be voted accordingly. **In the absence of such instructions, such shares will be voted (i) on the election of the directors, in favour of the directors named in this Management Proxy Circular; (ii) on the appointment of the auditor, in favour of the re-appointment of KPMG LLP as the auditor of the Corporation and to authorize the directors to fix the remuneration of the auditor; (iii) on the special resolution to change the name of the Corporation to Mad Catz Interactive, Inc., in favour of such resolution; (iv) on the ordinary resolution authorizing an amendment to the Corporation's incentive stock option plan to increase the maximum number of common shares reserved for issuance upon the exercise of options under such plan from 4,000,000 to 6,000,000 common shares, in favour of such resolution; and (v) on the ordinary resolution to adjust the exercise price of an aggregate of 912,000 issued and outstanding options to $0.84 per share, in favour of such resolution.**

A simple majority of the votes cast at the Meeting is required to carry any matter proposed to be placed before the Meeting for a vote other than the special resolution to change the Corporation's name which requires a majority of two-thirds of the votes cast at the Meeting in order to be approved.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may be properly come before the Meeting. At the time of the printing of this Management Proxy Circular, management knows of no such amendments or other matters to come before the Meeting other than the matters specifically identified in the accompanying Notice of the Meeting. If, however, amendments or other matters properly come before the Meeting or any adjournment thereof, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Each shareholder of record at the close of business on August 1, 2001 (the "record date") will be entitled to one vote for each common share of the Corporation held by such shareholder except to the extent that such shareholder has transferred any common shares after the record date and the transferee of such common shares establishes proper ownership and demands, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote such common shares. A tender of a certificate to the Corporation's transfer agent for transfer shall be deemed to constitute such a demand.

The authorized share capital of the Corporation consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A Preferred shares without nominal or par value and an unlimited number of Class B Preferred shares without nominal or par value. As at July 20, 2001 the Corporation had 48,269,701 common shares issued and outstanding and had no Class A Preferred shares or Class B Preferred shares issued and outstanding.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation as at the date hereof. Subject to regulatory approval, Mr. Patrick S. Brigham, the Chairman of the Board and a director of the Corporation, has agreed to convert his outstanding loan to the Corporation in the aggregate principal amount plus accrued and unpaid interest thereon of $5,173,427.70 into 4,247,478 common shares in the capital of the Corporation at an issue price of $1.218 per share. Upon conversion of this loan, Mr. Brigham will own 8,267,475 common shares representing 15.7% of the issued and outstanding common shares of the Corporation.

At the Corporation's annual and special meeting held on June 20, 2000, shareholders ratified the adoption by the Board of Directors of a shareholder rights plan.

Common Shares

Each common share of the Corporation entitles the holder to one vote at meetings of the shareholders of the Corporation and, subject to the prior rights of holders of Class A Preferred shares and Class B Preferred shares, to receive any dividends declared by the Board of Directors of the Corporation and the remaining property of the Corporation upon liquidation, dissolution or winding up.

Class A Preferred Shares

The Class A Preferred shares do not entitle the holder thereof to vote at meetings of the shareholders of the Corporation except when dividends are in arrears. However, holders of Class A Preferred shares have a priority over the Class B Preferred shares and common shares of the Corporation with respect to the right to receive the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation and the right to receive dividends. The Class A Preferred shares are issuable in series in such number and having such designation, rights, privileges, conditions and restrictions as fixed by the Board of Directors from time to time.

Class B Preferred Shares

The Class B Preferred shares entitle the holder thereof to vote at meetings of the shareholders of the Corporation as well as to receive dividends. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets among shareholders for the purpose of winding up its affairs, holders are entitled to receive $0.01 per Class B Preferred share before any distribution to the holders of common shares and thereafter, the holders of Class B Preferred shares and common shares are entitled to share *pro rata* and *pari passu*. The Class B Preferred shares are convertible into common shares of the Corporation, on a share for share basis, and redeemable in accordance with a formula provided in the Articles of the Corporation.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to many shareholders as a substantial number of shareholders do not hold their common shares in their own name.

Shareholders who hold common shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder **will not** appear on the share register of the Corporation. Such common shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such common shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depositary for Securities Limited, which acts as a nominee for many brokerage firms. Such common shares can only be voted by brokers, intermediaries, trustees or other nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, intermediary, trustee or other nominee with this Management Proxy Circular and ensure they communicate how they would like their common shares voted in accordance with those instructions.**

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, intermediary or nominee is limited to instructing the registered holder of the relevant common shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of common shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote common shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.**

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of their broker, intermediary or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote common shares in that capacity. As a result, Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for a registered Shareholder should contact their broker, intermediary or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth all compensation, for the periods indicated, paid in respect of the individuals (the "Named Executive Officers") who were at March 31, 2001, the Chief Executive Officer and those executive officers (as defined in the Regulation to the *Securities Act (Ontario)*) whose salary and bonus exceeded $100,000 for such financial year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary (Cdn$ except where indicated)**	**Bonus (Cdn$)**	**Other Annual Compensation (Cdn$)[4]**	**Securities Under Options Granted**	**Restricted Shares or Restricted Share Units**	**LTIP Payouts (Cdn$)**	**All Other Compensation (Cdn$)**
Peter M. Kozicz President and Chief Executive Officer[2]	2001 2000 1999[1]	$273,077 $200,000 $145,095	- - -	- - -	75,000 - 100,000	- - -	- - -	- - -
Louis Nagy Chief Financial Officer[3]	2001 2000 1999[1]	$76,346 $95,068 $65,972	- $30,000 -	- - -	- - 100,000	- - -	- - -	34,615 - -
Darren Richardson Executive Vice-President	2001 2000 1999[1]	US$ 150,000 $127,506 $64,301	- $20,000 -	- - -	50,000 30,000 100,000	- - -	- - -	- - -
Andrew C. Schmidt Chief Financial Officer[5]	2001	US$ 45,000	-	-	-	-	-	-

Notes:

(1) The financial year end for the Corporation was changed from May 31 to March 31 pursuant to the resolution of the Board of Directors of the Corporation, dated October 27, 1998. Accordingly, the financial year ended March 31, 1999 covers the 10 month period from June 1, 1998 to March 31, 1999.

(2) Peter M. Kozicz ceased to be President and Chief Executive Officer effective May 1, 2001.

(3) Louis Nagy ceased to be Chief Financial Officer effective November 20, 2000. His remuneration after November 20, 2000 is reported under the heading "All Other Compensation".

(4) For each of the Named Executive Officers, perquisites and other personal benefits were not greater than the lesser of $50,000 and 10% of the total annual salary and bonus of such Named Executive Officers for the financial year ended March 31, 2001.

(5) Andrew Schmidt became Chief Financial Officer effective December 1, 2000. His remuneration is reported for the period December 1, 2000 to March 31, 2001. On an annualized basis, Mr. Schmidt's salary for the financial year ended March 31, 2001 amounts to U.S. $114,870.

Options Granted to or Exercised by Named Executive Officers

The Corporation has an incentive stock option plan (the "Option Plan") the terms of which, together with particulars of options granted to and exercised by Named Executive Officers during the financial year ended March 31, 2001, are described below.

Options to purchase common shares may be granted under the Option Plan to directors, officers, employees or other personnel of the Corporation or any of its subsidiaries, as determined by the Board of Directors, at a price to be fixed by the Board of Directors, subject to limitations imposed by any stock exchange on which the common shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the Board of Directors. An option not exercised prior to the date that is five years from the date of grant of such option shall automatically expire and may expire on such earlier date or dates as may be determined by the Board of Directors (the "Option Expiry Date"). Any common shares not purchased by the Option Expiry Date may thereafter be reallocated in accordance with the provisions of the Option Plan. Options are non-assignable and non-transferable by the optionholder and shall be exercisable during the optionholder's lifetime only by the optionholder. The Board of Directors may make such arrangements as it deems advisable for the exercise of an option by an optionholder who has ceased to be a director, officer, employee or other personnel of the Corporation or any of its subsidiaries, or by the estate or heirs of the optionholder, subject to any limitations imposed by any stock exchange on which the common shares of the Corporation are listed for trading or any regulatory authority having jurisdiction in such matters. The aggregate number of the Corporation's common shares reserved for issuance to any one individual under the Option Plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding common shares. The Corporation does not provide any financial assistance with respect to purchases of shares under the Option Plan.

The options which may be granted to Insiders (as defined in the *Securities Act* (Ontario)) are restricted in accordance with the requirements of The Toronto Stock Exchange (the "TSE").

Details of options granted to and exercised by Named Executive Officers during the financial year ended March 31, 2001 are shown in the two tables set out below.

Options Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percentage Of Total Options Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underling Options On The Date Of Grant ($/Security)	Expiration Date
Darren Richardson	50,000	9.1%	$1.80	$1.80	June 30, 2005

Note:

At the Meeting, a resolution to reprice these options together with options held by employees of Mad Catz, Inc. to $0.84 will be considered.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable		Value of Unexercised in-the-Money Options at Financial Year-End ($) Exercisable/ Unexercisable	
Peter M. Kozicz	Nil	Nil	124,750 50,250	exercisable unexercisable	Nil Nil	exercisable unexercisable
Louis Nagy	Nil	Nil	66,666 33,334	exercisable unexercisable	Nil Nil	exercisable unexercisable
Darren Richardson	Nil	Nil	136,300 43,700	exercisable unexercisable	Nil Nil	exercisable unexercisable

Employment Contracts with Named Executive Officers

Effective May 1, 2001, Peter Kozicz resigned as the President and Chief Executive Officer of the Corporation. Pursuant to the terms of his severance arrangement, Mr. Kozicz is entitled to receive his salary and benefits for one year following termination.

Effective November 20, 2000, Lou Nagy resigned as the Chief Financial Officer of the Corporation. Pursuant to the terms of his severance arrangements, Mr. Nagy continued to receive his salary until May 31, 2001.

Report of the Compensation Committee

Matters relating to compensation are the responsibility of the Corporation's Compensation Committee. This committee of the Board of Directors of the Corporation presently consists of Cary McWhinnie (Chairman), David Killins and Morris Perlis.

The Compensation Committee sets the salary of the President and Chief Executive Officer, subject to the terms of any employment agreement. The Chief Executive Officer recommends the salaries of other senior executive officers for approval by the Compensation Committee. The Compensation Committee establishes incentive policies for the Corporation and oversees the Option Plan. The Compensation Committee is charged with monitoring and recommending new employment agreements for officers and with the appointment and dismissal of officers.

The Compensation Committee bases its recommendations on current markets and the desire to attract and retain high quality executive officers. Compensation, including bonuses and stock options, is awarded for significant contributions to increased shareholder value. In setting policy, the Compensation Committee relies upon the recommendations of relevant officers of the Corporation but may from time to time make reference to other comparable corporate situations and the advice of independent consultants. The Compensation Committee from time to time reviews the Corporation's compensation policies to ensure that these policies remain appropriate.

No salary increases were given to, nor any bonuses paid to, Named Executive Officers during the financial year ended March 31, 2001.

Submitted by the Committee
Cary McWhinnie, Chairman
David Killins
Morris Perlis

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation from March 31, 1996 to March 31, 2001 with the cumulative total return of the TSE 300 Total Return Stock Index since March 31, 1996.


Performance Graph
250
200
150
100
50
0
3/31/1996
3/31/1997
3/31/1998
3/31/1999
See Note(3)
3/31/2000
3/31/2001
GTR Group Value
TSE 300 Value

	1996[1]	1997	1998[2]	1999	2000	2001
GTR Group Common Shares	$24.50	$2.11	$0.70	$2.50	$2.90	$0.74
GTR Group Value	$100.00	$8.61	$2.86	$10.20	$11.84	$3.02
TSE 300 Total Return Stock Index	9,963.35	11,961.20	15,706.32	13,937.91	20,277.29	16,503.59
TSE 300 Value	$100.00	$120.05	$157.64	$139.89	$203.52	$165.64

Notes:

(1) On October 22, 1996, the Articles of the Corporation were amended to provide for the consolidation of the issued and outstanding common shares of the Corporation on the basis of one common share for each ten issued and outstanding common shares. Note that the share price for 1996 has been adjusted to reflect such consolidation.

(2) The financial year end for the Corporation was changed from May 31 to March 31 pursuant to the resolution of the Board of Directors of the Corporation, dated October 27, 1998.

(3) On July 20, 2001, the closing price of the common shares of the Corporation on the Toronto Stock Exchange was $1.14 per common share.

Compensation of Directors

During the financial year ended March 31, 2001 the directors of the Corporation who were not salaried employees of the Corporation were each paid:

(a) an annual retainer of $5,000;

(b) a fee of $1,500 for each regularly scheduled quarterly Board of Directors' meeting attended;

(c) a fee of $300 for each Board of Directors' meeting held by teleconference;

(d) a fee of $2,500 for acting as the Chairman of a committee;

(e) a fee of $500 for attendance as a committee member at regularly scheduled committee meeting; and

(f) a fee of $300 for each committee meeting held by teleconference.

Directors' and Officers' Liability Insurance

The Corporation has purchased a policy of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or officers of the Corporation. The approximate amount of the premium paid in respect of this policy for the financial year ended March 31, 2001 was $60,000. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policy is $10,000,000 in respect of any one occurrence.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table sets out information concerning each individual who is a director, executive officer or senior officer of the Corporation and each associate of any such person who is indebted to the Corporation in connection with a purchase of securities of the Corporation.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Financial Year Ended March 31, 2001	Amount Outstanding as at March 31, 2001
Warren Cook Vice-President, Sales	Lender	$5,788	Nil

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction during the financial year ended March 31, 2001 or in any proposed transaction in which any director or senior officer of the Corporation, any proposed management nominee for election as a director, any insider of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The TSE requires that each listed company disclose on an annual basis its approach to Corporate Governance.

Mandate of the Board

The Board supervises the management of the business and affairs of the Corporation and acts with a view to the best interests of the Corporation and to enhance shareholder value. The Board manages its own affairs, subject to the Articles and by-laws of the Corporation, regarding selecting a Chairman, nominating candidates for election to the Board, appointing committees and determining the compensation of directors.

Adoption of a Strategic Planning Process

The Board has the responsibility to appoint or replace the Chief Executive Officer, monitor the performance of the Chief Executive Officer and determine the compensation of the Chief Executive Officer. The Board is responsible for providing advice and counsel to the Chief Executive Officer in the execution of his duties. The Board also has responsibility to approve the appointment and remuneration of senior corporate officers and senior management, acting on the advice of the Chief Executive Officer and for ensuring that adequate provisions have been made for management succession. The Board also has the responsibility for monitoring the progress toward corporate goals and, in light of the changing circumstances, approving alternative plans.

Compliance with Policies and Procedures

The Board is responsible for approving all significant operating policies and procedures of the Corporation and establishes processes to determine that the Corporation is operating within the approved policies and applicable laws and regulations. The policies are intended to ensure the integrity of the Corporation's internal control and management information systems and that the principal risks of the business are identified and that appropriate strategies are in place to manage these risks.

Reporting to the Shareholders

The Board has the responsibility to ensure that the financial performance of the Corporation is adequately reported to shareholders and regulators on a timely and regular basis and that financial reports are made in accordance with generally accepted accounting principles. Further, the Board is responsible for ensuring that any other material information which has a significant impact on the value of the Corporation is communicated in a timely fashion. This communications strategy, which includes responding to inquiries from shareholders and the investment community, is coordinated out of the Chief Executive Officer's office to achieve consistency in the dissemination of corporate information. As well, information meetings are held with shareholders and the investment community as required. A minimum of four meetings of the Board are scheduled to be held in the financial year ending March 31, 2002. The frequency of meetings and nature of agenda items are appropriate to the state of the Corporation's affairs.

Composition of the Board

The Board is comprised of six directors, four of whom are considered unrelated directors, that is, independent of management and free from any other interest or business or other relationships which could reasonably be perceived to materially interfere with the directors' ability to act in the best interests of the Corporation, other than interests and relationships arising from shareholdings. Morris Perlis and David J. Killins are related directors because each is a member of management. Patrick S. Brigham, Cary McWhinnie, Donald Kingsborough and Donald Lenz are unrelated directors.

The Corporation does not have a significant shareholder within the TSE guidelines. No members of management are considered significant shareholders, as management shareholdings, in aggregate, are less than 50 percent. The directors feel that the membership on the Board of the four unrelated directors fairly reflects the investment in the Corporation by shareholders. The Board has an audit committee which consists of three members, all of whom are unrelated directors.

Independence from Management

Patrick Brigham is the Chair of the Board of Directors and Morris Perlis is the Chief Executive Officer of the Corporation.

Audit Committee Mandate

The Audit Committee reviews the audited annual financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the Corporation's auditors and management, and reviews with management the risks inherent in the Corporation's business and related risk management programs. This committee also reviews with the Corporation's auditors and management the adequacy of the internal accounting control procedures and systems. The Audit Committee members have direct access to the independent auditors. The Corporation does not have an internal audit department nor does it feel that one is currently required. The Audit Committee consists of Donald Lenz (Chairman), Cary McWhinnie and Patrick Brigham. This committee meets on at least an annual basis.

Compensation Committee Mandate

The Compensation Committee reviews the compensation paid to the Corporation's officers and senior management. During the financial year ended March 31, 2001, the Compensation Committee was comprised of three unrelated directors, Cary McWhinnie (Chairman), David Killins and Morris Perlis.

Director Training

In addition to extensive discussions with the Chairman of the Board with respect to the business and operations of the Corporation, all directors receive a record of the historical public information of the Corporation together with the prior minutes of the Board. Senior management is also available to answer any specific questions or to provide additional information as requested.

Decisions requiring prior Board Approval

In addition to matters which by law must be approved by the Board of Directors, management must seek Board approval for those transactions that would materially affect the financial position of the Corporation including the agreement to form strategic alliances, the annual business and financial plan and the capital spending plan. As well, any changes to senior management must first be approved by the Board.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors of the Corporation shall consist of a minimum of three directors and a maximum of 12 directors. The Board of Directors of the Corporation currently consists of six members. The Board of Directors of the Corporation has fixed the number of directors to be elected at the Meeting at five. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the five nominees whose names are set forth below. All of the nominees are now members of the Board of Directors of the Corporation and have been since the dates indicated.

Management does not contemplate that any of the nominees will not be able to serve as directors but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected unless prior thereto he or she resigns or his or her office becomes vacant by reason of death or other cause.

In the absence of a contrary instruction, proxies received pursuant to this solicitation will be voted for the election of the directors named below.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation, or any of its affiliates, now held by them, their principal occupations or employments, their periods of service as directors of the Corporation (including any predecessor thereof) and the approximate number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or discretion is exercised by each of them as the date hereof.

Name and Office with the Corporation	Director Since	Principal Occupation[2]	Shares of the Corporation Beneficially Owned or Controlled Directly or Indirectly[1]
PATRICK S. BRIGHAM[3] Chairman	October, 1998	President, Hartay Enterprises Inc.	4,019,997
DONALD KINGSBOROUGH	March, 1999	President, Kingsborough Group Inc.	125,000
DONALD LENZ[3]	March, 2000	President, Seldm Limited	10,400
CARY L. MCWHINNIE[3][4]	October, 1998	Businessman	1,415,491
MORRIS PERLIS[4] President and Chief Executive Officer	June, 2000	President and Chief Executive Officer of the Corporation	200,000

Notes:

(1) The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective directors individually. See also "Voting Shares and Principal Holders Thereof".

(2) Each of the persons proposed to be nominated as a director of the Corporation has been elected as a director of the Corporation by a vote of shareholders at a meeting the notice of which was accompanied by a management proxy circular which stated his principal occupation during the five years prior to the date of such circular.

(3) Presently a member of the Corporation's Audit Committee.

(4) Presently a member of the Corporation's Compensation Committee.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation, to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditor. KPMG LLP has been the auditor of the Corporation and its predecessors for six years.

In the absence of a contrary instruction, proxies received pursuant to this solicitation will be voted for the re-appointment of KPMG LLP, Chartered Accountants as auditor.

CHANGE OF NAME

This Meeting has also been called in part as a special meeting to consider, and if thought fit, to approve, with or without variation, as a special resolution of the Corporation, a resolution, the text of which is set out in Schedule "A" hereto, authorizing an amendment to the Articles of the Corporation to change the name of the Corporation to "Mad Catz Interactive, Inc."

The Corporation has focused its activities on the video game accessories business being carried on by it's wholly owned U.S. Subsidiary Mad Catz, Inc. Accordingly, management believes that the name "Mad Catz Interactive, Inc." is more reflective of the ongoing business of the Corporation.

To be approved, the special resolution authorizing the foregoing must be passed by at least two-thirds of the votes cast at the Meeting by the holders of common shares.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented thereby in favour of the special resolution unless the form of proxy has been marked "against". Management recommends a vote "for" the approval of the change of name of the Corporation to "Mad Catz Interactive, Inc.". If the resolution to change the name of the Corporation is approved, the Corporation will file Articles of Amendment to effect the change of name under the *Canada Business Corporations Act.*

INCREASE IN NUMBER OF STOCK OPTIONS

This Meeting has also been called in part as a special meeting to consider, and if thought fit, to approve, with or without variation, as an ordinary resolution of the Corporation, a resolution, the text of which is set out in Schedule "B" hereto, authorizing an amendment to the Option Plan to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Option Plan from 4,000,000 to 6,000,000 common shares.

The purpose of the Option Plan is to secure for the Corporation and its shareholders the benefits of incentives inherent in share ownership by directors and employees.

The maximum number of common shares of the Corporation reserved for issuance upon exercise of options under the Option Plan is currently 4,000,000, which is approximately 8.3% of the issued and outstanding common shares as at July 20, 2001. As at July 20, 2001, options to purchase 2,922,416 common shares of the Corporation were outstanding under the Option Plan.

The Corporation is required to enter into a written agreement with each optionholder under the Option Plan setting out the option price and terms and conditions upon which such option may be exercised, all in accordance with the provisions of the Option Plan.

The Option Plan must comply with the rules of the TSE with respect to stock option plans and these rules require, among other things, that the number of shares reserved for issuance under a stock option plan be set at a fixed number. The number of common shares from time to time reserved under the Option Plan is not necessarily reflective of the number of options that are outstanding at any given time because options that are exercised do not replenish the number reserved, but is merely an indication of the number of potential shares in respect of which a listing fee has been paid.

At the Meeting, shareholders will also be asked to consider and, if deemed fit, to pass an ordinary resolution amending the terms of the Option Plan to increase the maximum number of common shares reserved for issuance upon exercise of options under the Option Plan from 4,000,000 to 6,000,000. If the amendment is approved, the maximum number of common shares reserved for issuance under the Option Plan will be approximately 12.4% of the number of issued and outstanding common shares of the Corporation as at July 20, 2001. This percentage is within the customary range for public companies in Canada of the percentage of an issuer's outstanding capital that is reserved for issuance under an employee stock option plan. To be effective, the resolution approving the amendment to the Option Plan must be passed by a majority of the votes cast at the Meeting. **Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote in favour of the passing of the resolution amending the terms of the Option Plan as stated above.**

In order to provide suitable incentives to officers, directors, employees and consultants, the Board of Directors believes that it is in the best interests of the Corporation to increase the number of common shares reserved for issuance under the Option Plan from 4,000,000 to 6,000,000, and that shareholders should vote to approve the amendment to the Option Plan as described above. The TSE has accepted the proposed amendment to the Option Plan, subject to the receipt of the requisite shareholder approval of this amendment at the Meeting.

ADJUSTMENT OF CERTAIN OPTION PRICES

The Meeting has also been called in part as a special meeting to consider, and if thought fit, to approve, with or without variation, as an ordinary resolution of the Corporation, a resolution in the form set forth in Schedule "C" hereto authorizing the Corporation to adjust the exercise price of an aggregate of 912,000 existing and outstanding options to $0.84 per share. Such options were issued between October 1998 and July 2000 at exercise prices ranging from $0.94 to $3.25 per share.

The Board believes that in order to continue to provide appropriate incentives to the optionees, who are the management and employees of Mad Catz, Inc. ("Mad Catz"), it is necessary to adjust the exercise price of the existing options to make them economically valuable and attractive. Management believes that the upcoming year has the potential to be a period of significant opportunity for Mad Catz and the Board believes that repricing the existing stock options will provide significant motivation for employees who have demonstrated faith in the future of Mad Catz by taking options in lieu of cash bonuses. As a staff retention incentive, the proposed adjustment is conditional upon the holder thereof agreeing not to exercise such options for 12 months from September 5, 2001. The Corporation has received approval of the TSE to the repricing of the options, conditional upon approval by the shareholders of the Corporation.

To be effective, the resolution must be passed by a majority of the votes cast by the holders of common shares at the Meeting. **Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote in favour of the resolution to reprice such options.** *In the event that the said approval is not forthcoming, the* existing options will continue to be outstanding and will be exercisable by the holders thereof at their respective original exercise prices and will not be subject to the 12 month restriction on exercise.

In order to provide suitable incentives to these employees, the Board of Directors believes it is in the best interests of the Corporation to pass this resolution and that shareholders should vote in favour. The TSE has accepted the proposed adjustment to the option prices, subject to the receipt of the requisite shareholder approval at the Meeting.

OTHER BUSINESS

As of the date of this Management Proxy Circular, the Board of Directors and the management of the Corporation are not aware of any matters to come before the Meeting other than those matters specifically identified in the accompanying Notice of Meeting. However, if such other matters properly come before the Meeting or any adjournment(s) thereof, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

GENERAL

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Toronto, Ontario, Canada, as of the 20th day of July, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Morris Perlis"

Morris Perlis
President and Chief Executive Officer

SCHEDULE "A"

CHANGE OF NAME TO MAD CATZ INTERACTIVE, INC.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation are hereby amended to change the name of the Corporation to Mad Catz Interactive, Inc.; and

2. any officer or director of the Corporation be, and he is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

SCHEDULE 'B'

RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF STOCK OPTIONS

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the incentive stock option plan (the "Option Plan") of the Corporation be amended to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Option Plan from 4,000,000 to 6,000,000 common shares; and

2. any officer or director of the Corporation be, and he is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

SCHEDULE "C"

ADJUSTMENT OF CERTAIN OPTION PRICES

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the exercise price of an aggregate of 912,000 options issued by the Corporation to employees of Mad Catz, Inc. is hereby adjusted so that all such options will be exercisable at $0.84 per share, all other terms and conditions of such options remaining the same; and

2. any director or officer of the Corporation be, and he is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.